Exclusive Partnership Targets Media Savvy Youth With Today’s Hottest Sports and Lifestyle
Content

LAS VEGAS, April 5 /PRNewswire-FirstCall/ — WiderThan (Nasdaq: WTHN), a leading global provider of integrated mobile entertainment solutions for wireless carriers, and Mobile Media Now, Inc. (MMN), a fully integrated audio visual production company focused on original wireless content, today announced an exclusive distribution partnership to deliver cutting-edge mobile content to carriers across the U.S. and Korea. The announcement was made at CTIA Wireless 2006 in Las Vegas.

MMN offers the hottest extreme sports, youth culture, music and lifestyle content — ranging from Action Sports to Mixed Martial Arts to Automotive. Under the agreement, WiderThan will gain exclusive rights to distribute MMN content to wireless carriers via video-on-demand, ringback tones and graphic services for subscribers. WiderThan’s innovative WiderMusic Service Platform™ coupled with MMN’s quality graphics and clean edits, enables a more enjoyable, life-like viewing experience for subscribers — directly from their handset, anytime and from anywhere.

Together, WiderThan and MMN will immediately offer carriers in the U.S. and Korea original content including their extreme sports brand Angle Sports, as well as Mixed Martial Arts and Exotic Car branded offerings. WiderThan and MMN plan to expand their reach to other markets, including Europe, over the course of 2006.

“At MMN, we are committed to not only securing the best content, but also distributing it to our target audiences in the most effective way,” said Jimbeau Andrews, Chief Executive Officer of Mobile Media Now. “WiderThan has the innovative solutions and the global reach that we were looking for to meet our business needs.”

MMN’s content caters to a predominantly male demographic between the ages 12 to 34. MMN enhances their mobile content using innovative community applications that encourage users to create profiles, join interest groups, register for content delivery and receive mobile updates.

“MMN’s content directly targets the male youth market that are both media savvy and great consumers of wireless content,” said Adrian McAloon, senior director of content and licensing at WiderThan. “We are dedicated to helping our clients captivate key audiences and generate new revenue streams. It is imperative that we stay on top of today’s hottest content through key partners like MMN to capitalize on that need.”

About Mobile Media Now, Inc.

MobileMediaNow™ is a fully integrated audio visual original content production company focused on active lifestyle mobile consumers. We offer timely, topical and unique sports and lifestyle content you can’t find anywhere else. We develop, produce and license, all rights cleared Wallpapers, Screensavers, Ringtones, Ringback Tones, Video Ringers, Video Ringb acks as well as :30 second to 55 minute mobile video offerings.

About WiderThan

WiderThan is a leading provider of integrated mobile entertainment solutions for wireless carriers. Our applications, content and services enable wireless carriers to provide a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. WiderThan currently provides mobile entertainment solutions to more than 45 wireless carriers in over 20 countries, including SK Telecom in Korea, Cingular Wireless, Sprint Nextel, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.

04/05/2006

CONTACT: Maya Lee of Fleishman-Hillard, +1-212-453-2317, leemay@fleishman.com, for WiderThan

Web site: http://www.widerthan.com